WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

December 20, 2010

Shehzad Niazi
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  China Ginseng Holdings, Inc.
Registration Statement on Form 10
File No. 000-54072

Dear Mr. Niazi:

We anticipate that we will file the next amendment during the first week of January 2011.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.